SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 5  )

Under the Securities Exchange Act of 1934

    Partner Communications Company Ltd.

(Name of Issuer)

    American Depositary Shares, each representing

    one Ordinary Share, par value New Israeli Shekel 0.01

(Title of Class of Securities)

    70211M109

(CUSIP Number)

    Edith Shih

    Hutchison Whampoa Limited

    22nd Floor, Hutchison House

    10 Harcourt Road

    Hong Kong

    (852-2128-1188)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    August 12, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

SCHEDULE 13D

CUSIP NO. 70211M109
1	NAME OF REPORTING PERSON HUTCHISON WHAMPOA LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 78,940,104
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 78,940,104
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,940,104
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.3% (1)
14	TYPE OF REPORTING PERSON HC, CO

(1)	Based on 153,861,585 ordinary shares of the Issuer in issue and outstanding (excluding treasury shares) as at August 16, 2009.

SCHEDULE 13D

CUSIP NO. 70211M109
1	NAME OF REPORTING PERSON HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 78,940,104
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 78,940,104
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,940,104
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.3% (1)
14	TYPE OF REPORTING PERSON HC, CO

(1)	Based on 153,861,585 ordinary shares of the Issuer in issue and outstanding (excluding treasury shares) as at August 16, 2009.

SCHEDULE 13D

CUSIP NO. 70211M109
1	NAME OF REPORTING PERSON ADVENT INVESTMENTS PTE LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 78,940,104
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 78,940,104
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,940,104
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.3% (1)
14	TYPE OF REPORTING PERSON CO

(1)	Based on 153,861,585 ordinary shares of the Issuer in issue and outstanding (excluding treasury shares) as at August 16, 2009.

SCHEDULE 13D

CUSIP NO. 70211M109
1	NAME OF REPORTING PERSON CHEUNG KONG (HOLDINGS) LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Disclaimed (see 11 below).
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER Disclaimed (see 11 below).
	10	SHARED DISPOSITIVE POWER - 0 -
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Cheung Kong (Holdings) Limited expressly disclaims beneficial ownership of the Ordinary Shares beneficially owned by Hutchison Whampoa Limited, Hutchison Telecommunications International Limited and Advent Investments Pte Ltd. See Item 5.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%. See Item 5.
14	TYPE OF REPORTING PERSON HC, CO

This Amendment No. 5 (the “Amendment”) is filed by Hutchison Whampoa Limited (“HWL”), Hutchison Telecommunications International Limited (“HTIL”), Advent Investments Pte Ltd (“Advent”) and Cheung Kong (Holdings) Limited (“Cheung Kong” and, together with HWL, HTIL and Advent, the “Reporting Persons”) and amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on May 3, 2002 and last amended on April 25, 2005 (the “Schedule 13D”) relating to the ordinary shares, par value New Israeli Shekel 0.01 (the “Ordinary Shares”), of Partner Communications Company Ltd. (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment shall have the meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

On August 12, 2009, Advent and Scailex Corporation Ltd. (“Scailex”) entered into a conditional share purchase agreement (the “Agreement”) pursuant to which Advent has agreed to sell, and Scailex has agreed to purchase, 78,940,104 Ordinary Shares (the “Sale Shares”), representing approximately 51.3% of the issued and outstanding Ordinary Shares as at the date of the Agreement, on the terms and conditions set out in the Agreement (the “Share Sale”). The description of the Agreement contained in this Schedule 13D is qualified in its entirety by reference to such agreement, which is attached as Exhibit 8 hereto.

At the closing of the Share Sale, Advent will transfer 78,940,104 Ordinary Shares to Scailex, representing all of Advent’s holdings of Ordinary Shares.

In consideration for the purchase of the Sale Shares, Scailex will pay to Advent a base purchase price of New Israeli Shekels 5,290,960,470 (or approximately US$1,381 million) before adjustment. The Agreement provides for the purchase price to be satisfied at closing by (i) a cash payment by Scailex of New Israeli Shekels 4,141,960,470.60 (or approximately US$1,081 million), subject to adjustment, and (ii) delivery to Advent of a US$300,000,000 debt instrument issued by Scailex, secured by a pledge of certain Ordinary Shares of the Issuer to be acquired by Scailex under the Agreement. The agreed base purchase price for the Sale Shares is US$17.50 or NIS67.025 (based on an agreed exchange rate of US$1.00 = NIS 3.83) per Sale Share. The base purchase price accrues interest at a rate of LIBOR from the date of the Agreement until the date of closing. Upon execution of the Agreement, the Purchaser deposited an amount in cash equal to US$25,000,000 in Advent’s deposit account (“Deposit”). At closing of the Share Sale, the Deposit and the interest earned thereon will be released to Advent and be applied to and credited against the purchase price for the Sale Shares. The Initial End Date (as defined in the Agreement) for closing is December 16, 2009. In accordance with the terms of the Agreement, Scailex may extend the Initial End Date to January 16, 2010 or from January 16, 2010 to February 16, 2010 by payment of additional deposit(s) and Advent may also extend the Initial End Date on one or more occasions through and including February 16, 2010 by giving written notice to that effect to Scailex.

Closing of the Share Sale is conditional upon the satisfaction of a number of conditions, including, without limitation, the following:

(a)	approval of the transaction by the Israeli Ministry of Communications under certain licences granted to the Issuer and its subsidiaries (the “MoC Approval”);

(b)	approval of the Israeli Antitrust Commissioner of the purchase of the Sale Shares pursuant to the Agreement (the “Antitrust Approval”); and

(c)	passage of a resolution at a general meeting of the shareholders of HTIL to approve the sale of the Sale Shares under the Agreement (the “Shareholders’ Condition”).

Under the Agreement, none of the conditions in respect of the MoC Approval, the Antitrust Approval and the Shareholders’ Condition can be waived by either Scailex or Advent. In the event any of the conditions to closing is not fulfilled by the Initial End Date and such date is not extended in accordance with the terms of the Agreement, the Agreement will be terminated, the Share Sale will not occur and the Deposit and interest accrued thereon will be released to Advent or returned to Scailex in accordance with the terms of the Agreement.

Pursuant to the Agreement, the following directors of the Issuer will resign on the closing date of the Share Sale: Mr. FOK Kin-ning, Canning, Mrs. CHOW WOO Mo Fong, Susan, Mr. LUI Dennis Pok Man, Mr. CHAN Ting Yu, Mr. Pesach SHACHAR and Mr. Frank John SIXT.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) Based on information disclosed by the Issuer in its Report on Form 6-K dated August 19, 2009, there were 153,861,585 Ordinary Shares in issue and outstanding (excluding treasury shares) as of August 16, 2009.

Prior to the closing of the Share Sale described in Item 4:

(i)	Advent beneficially owns, and has sole power to vote and power to dispose, 78,940,104 Ordinary Shares, or approximately 51.3% of the issued and outstanding Ordinary Shares;

(ii)	HTIL, through its indirect ownership of Advent, may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to be the beneficial owner of the 78,940,104 Ordinary Shares owned by Advent, or approximately 51.3% of the issued and outstanding Ordinary Shares, and to have sole power over the voting and disposition of such shares;

(iii)	HWL, through its indirect ownership of HTIL and Advent, may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to be the beneficial owner of the 78,940,104 Ordinary Shares owned by Advent, or approximately 51.3% of the issued and outstanding Ordinary Shares, and to have sole power over the voting and disposition of such shares; and

(iv)	Cheung Kong, through its indirect ownership of approximately 49.97% of the issued shares of HWL and through its separate indirect ownership of 52,092,587 ordinary shares of HTIL, may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to be the beneficial owner of the 78,940,104 Ordinary Shares owned by Advent, or approximately 51.3% of the issued and outstanding Ordinary Shares, and to have sole power over the voting and disposition of such shares. However, pursuant to Rule 13d-4 under the Exchange Act, Cheung Kong expressly disclaims beneficial ownership of its interest in HTIL and Advent arising from its indirect interest in HWL, and further expressly disclaims beneficial ownership of the Ordinary Shares owned by Advent.

Prior to November 13, 2007, Hutchison Telecommunications International (Netherlands) BV (“HTIN”), an indirectly wholly owned subsidiary of HTIL, was the direct owner of 16,318,920 Ordinary Shares. As a result of transfers from HTIN to Advent of 2,842,840 Ordinary Shares on November 13, 2007 and 13,476,080 Ordinary Shares on November 13, 2008, HTIN ceased to own any Ordinary Shares as of November 13, 2008. Upon the closing of the Share Sale described in Item 4, Advent, HTIL, HWL and Cheung Kong will each cease to have any beneficial ownership in the Ordinary Shares.

(e) HTIN ceased to be the beneficial owner of more than five percent of the Ordinary Shares on November 13, 2008. The Reporting Persons will cease to be the beneficial owner of more than five percent of the Ordinary Shares upon the closing of the Share Sale described in Item 4.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As described in Item 4 above, on August 12, 2009 Advent and Scailex entered into the Agreement, pursuant to which Advent has agreed to sell, and Scailex has agreed to purchase, the Sale Shares. In the Agreement, in addition to the matters described in Item 4 above, Advent has undertaken, subject to the duties of Advent under applicable law as a controlling shareholder of the Issuer, to exercise its voting rights as a shareholder of the Issuer to object to the passing of any shareholders’ resolution of the Issuer with respect to the following matters: (i) any amendment and/or change and/or alteration of the Issuer’s organizational documents, unless any such amendment or change or alteration is required by law; (ii) voluntary liquidation of the Issuer or any of the Issuer’s subsidiaries, and/or the engagement in any arrangement with all, or a class of, the creditors of the Issuer and/or of the Issuer’s subsidiaries; (iii) any related party transaction by and between the Issuer or any of its subsidiaries, on the one hand, and Advent or any of its affiliates (other than the Issuer or any of its subsidiaries), on the other hand, which requires the approval of the Issuer’s shareholders; (iv) any merger and/or any other change in the corporate structure of the Issuer and/or any of the Issuer’s subsidiaries which requires the approval of the Issuer’s shareholders; and (v) any other material transaction and/or action which is not in the ordinary course of the Issuer and/or of the Issuer’s subsidiaries which requires the approval of the Issuer’s shareholders. Advent has also agreed not to dispose of any interest in the Sale Shares or grant any option over or create after the date of the Agreement any security interest over the Sale Shares.

Item 7.	Material to be Filed as Exhibits.

The documents which have been filed as exhibits to this Amendment are listed in the Exhibit Index hereto.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each party certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Date: October 21, 2009	FOR AND ON BEHALF OF
HUTCHISON WHAMPOA LIMITED

	By:	/s/ LAI Kai Ming, Dominic
	Name:	LAI Kai Ming, Dominic
	Title:	Director

FOR AND ON BEHALF OF
HUTCHISON TELECOMMUNICATIONS
INTERNATIONAL LIMITED

	By:	/s/ LUI Pok Man, Dennis
	Name:	LUI Pok Man Dennis
	Title:	Director

FOR AND ON BEHALF OF
ADVENT INVESTMENTS PTE LTD

	By:	/s/ SNG Cheng Khoong, Robin
	Name:	SNG Cheng Khoong, Robin
	Title:	Director

FOR AND ON BEHALF OF
CHEUNG KONG (HOLDINGS) LIMITED

	By:	/s/ IP Tak Chuen, Edmond
	Name:	IP Tak Chuen, Edmond
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

A.	Joint Filing Statement

8.	Share Purchase Agreement, dated August 12, 2009, by and between Advent Investments Pte Ltd and Scailex Corporation Ltd.